UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-56101

TARONIS FUELS, INC.

(Exact name of registrant as specified in its charter)

24980 N. 83rd Avenue, Suite 100

Peoria, AZ 85383

(866) 370-3835

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.000001 per share;

Rights to purchase Series A Participating Cumulative Preferred Stock, par value $0.000001 per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.000001 per share – 298

Rights to purchase Series A Participating Cumulative Preferred Stock, par value $0.000001 per share - 298

Pursuant to the requirements of the Securities Exchange Act of 1934, Taronis Fuels, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 23, 2022	TARONIS FUELS, INC.

	By:	/s/ Jered Ruyle
	Name:	Jered Ruyle
	Title:	President and Chief Executive Officer